Mail Stop 4561

January 28, 2008

Imelda Navarro
Treasurer and Principal Financial Officer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

      Re: **International Bancshares Corporation**
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            File No. 000-09439

Dear Ms. Navarro:

      We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Paul Cline
                Senior Accountant